UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-39259

China Liberal Education Holdings Limited

7 Floor, Building 5, No. 2 Zhenxing Road

Changping District, Beijing

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Resignation and Appointment of Independent Director

Ms. Xinyu Deng, an independent director of China Liberal Education Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), notified the Company of her resignation as a director, a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the board of directors of the Company (the “Board”), and the chairman of the compensation committee of the Board, for personal reasons, effective August 22, 2024. Ms. Deng’s resignation from the Board and committees of the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On August 22, 2024, the Board appointed Mr. Xiaonan Liu as (i) an independent director, (ii) a member of each of the nominating and corporate governance committee, audit committee, and compensation committee of the Board, and (iii) the chairman of the compensation committee of the Board, effective August 23, 2024. The appointment intends to fill the vacancy created by Ms. Deng’s departure. The Company has determined that Mr. Xiaonan Liu satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market, LLC, and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The biographical information of Mr. Xiaonan Liu is set forth below.

Mr. Xiaonan Liu has over 20 years’ experience in investment management and portfolio management, covering a wide range of responsibilities including devising fund structure, conducting comprehensive financial analysis, and developing strategic investment plans. Since January 2023, Mr. Liu has served as an investment manager at Dongkai Assets Management Co., Ltd., an asset management company based in China, where he is responsible for devising strategic investment plans, overseeing portfolio management, and driving investment fund value growth. From September 2015 to January 2023, Mr. Liu worked as an investment manager at CITIC Securities, a full-service investment bank in China, where he was responsible for developing and implementing tailored investment strategies for high-net-worth individuals and institutional clients. Mr. Liu received his Bachelor’s degree in Finance from Liaoning University in 2004.

Mr. Liu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: August 23, 2024	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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